Mail Stop 4561
Via Fax (972) 713-5805

December 12, 2007

David J. Wagner
Senior Vice President, Chief
Financial Officer
Entrust, Inc.
One Hanover Park
16633 Dallas Parkway, Suite 800
Addison, Texas 75001

      Re: **Entrust, Inc.**
             Form 10-K for the Fiscal Year Ended
             December 31, 2006
             Filed on March 13, 2007
             File No. 000-24733

Dear Mr. Wagner:

We have reviewed your response letter dated November 13, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated October 31, 2007.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 2. Significant Accounting Policies

Revenue Recognition, page F-8

1.   We note in your response to our prior comment 4 that for bundled arrangements
        involving the sale of web server certificates, since there is an ongoing service
        element and you are not able to establish VSOE of fair value for the software and
        service elements, you follow the guidance in paragraph 12 and 67 of SOP 97-2
        and are recognizing revenue for the entire arrangement fee ratably over the period
        during which the services are expected to be performed. Note that under
        paragraph 67 of SOP 97-2, the entire arrangement fee should be recognized as the
        services are performed and if no pattern of performance is discernable, then the
        entire arrangement fee should be recognized on a straight-line basis over the
        period in which the services are expected to be performed. While we note
        revenues under these arrangements were not significant, clarify what these
        services represent and why you believe that recognizing revenue ratably over the
        period during which the service are expected to be performed is appropriate.

2.   We note your response to our prior comment 6 where you state that IdentityGuard
        arrangements are accounted for as multiple element arrangements pursuant to
        paragraph 10 of SOP 97-2. You further state the fair value of the tokens is
        established based upon the price charged where the token is sold as an optional
        component (currently $5.00 US per token). Please confirm the timing of when
        you recognize revenue for tokens versus the software for these types of
        arrangements (i.e. are there any instances where you recognize revenue for tokens
        prior to the delivery of software?). Additionally, please tell us why you believe
        you can support that the token has a fair value of $5.00 pursuant to paragraph 10
        of SOP 97-2, given the token does not appear to have stand alone functionality.

3.   We also note that you provide post contract support (PCS) under your
        IdentityGuard arrangements. Given that this is a new product, clarify whether you
        have established VSOE of fair value for PCS under these arrangements and your
        methodology for establishing VSOE given the fact that it would seem unlikely
        that the Company would have stand alone sales for PCS.

Note 13. Stock Based Compensation and Stock Option Plans, page F-28

4.   We note your response to our prior comment 10 and your analysis of SAB 107,
        specifically Section H, Question 1, which includes all disclosures required by
        paragraphs 64-65m 84, and A240-242 of SFAS 123(R). However, it appears that
        you have not addressed the required disclosures pursuant to paragraphs

A240(c)(1) and A240(c)(2) for fiscal 2005 and 2004. Please tell us your consideration for these disclosure requirements.

Note 19. Segment, Geographic and Major Customer Information

(c) Major Customer Information, page F-39

5.   Please refer to prior comment 11. We note that you state in your disclosure on page F-39 that one customer accounted for 10% of total revenues for the twelve months ended December 31, 2005 and 2004. However, it appears that two customers, the US and Canadian governments, comprised greater than 10% of total revenues for fiscal 2005. Please revise this disclosure to be consistent in future filings.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Feider at (202) 551-3379 or Patrick Gilmore at (202) 551-3406. If you thereafter require additional assistance you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief